Exhibit 3.233

State of Delaware Secretary of State Division of Corporations Delivered 11:00 AM 11/18/2008 FILED 11:00 AM 11/18/2008 SRV 081124172 - 4624169 FILE

STATE of DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE of FORMATION

First: The name of the limited liability company is UCP Barclay III, LLC

Second: The address of its registered office in the State of Delaware is 2711 Centerville Road, #400 in the City of Wilmington. Zip code 19808. The name of its Registered agent at such address is The Company Corporation

Third: (Use this paragraph only if the company is to have a specific effective date of dissolution: “The latest date on which the limited liability company is to dissolve is                         .”)

Fourth: (Insert any other matters the members determine to include herein.)

In Witness Whereof, the undersigned have executed this Certificate of Formation this 17th day of November, 2008.

By:	/s/ James F. Mosier
Authorized Person (s)

Name:	James F. Mosier
Secretary